Exhibit (s)(iii)

Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-

PROSPECTUS SUPPLEMENT

(To Prospectus dated             , 2020)

                 Shares

The GDL Fund

Series                      Preferred Shares

We are offering for sale                      shares of our Series                      Preferred Shares, par value $0.001 per share. Our common shares are traded on the NYSE under the symbol “GDL” and our Series C Preferred shares are listed on the NYSE under the symbol “GDL Pr C.” The last reported sale price for our common shares on             ,          was $         per share.

You should review the information set forth under “Risk Factors and Special Considerations” in the accompanying Prospectus before investing in our preferred shares.

	Per Share	Total
Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to the Fund(1)	$	$

(1)	The aggregate expenses of the offering (excluding underwriting discount) are estimated to be $ .

The Underwriters are expected to deliver the Series                      Preferred in book-entry form through the Depository Trust Company on or about                     .

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The Fund has not authorized anyone to provide you with different information. The Fund is not making an offer to sell these securities in any state where the offer or sale is not permitted. You should not assume that the information contained in this Prospectus Supplement and the accompanying Prospectus is accurate as of any date other than the date of this Prospectus Supplement and the accompanying Prospectus, respectively. Our business, financial condition, results of operations and prospects may have changed since those dates. In this Prospectus Supplement and in the accompanying Prospectus, unless otherwise indicated, “Fund,” “us,” “our” and “we” refer to The GDL Fund. This Prospectus Supplement also includes trademarks owned by other persons.

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TABLE OF CONTENTS

Prospectus Supplement

Page
TERMS OF THE SERIES PREFERRED SHARES	Q-3
USE OF PROCEEDS	Q-3
CAPITALIZATION	Q-3
ASSET COVERAGE RATIO	Q-3
SPECIAL CHARACTERISTICS AND RISKS OF THE SERIES PREFERRED	Q-4
TAXATION	Q-4
UNDERWRITING	Q-4
LEGAL MATTERS	Q-4

TERMS OF THE SERIES                      PREFERRED SHARES

Dividend Rate	The dividend rate [for the initial dividend period](1) will be %.

Dividend Payment Rate	[Dividends will be paid when, as and if declared on , , and , commencing . The payment date for the initial dividend period will be .(1)]

Liquidation Preference	$ per share

[Non-Call Period	The shares may not be called for redemption at the option of the Fund prior to .]

[Stock Exchange Listing]

(1)	Applicable only if the preferred shares being offered will have different rates over time.

USE OF PROCEEDS

We estimate the total net proceeds of the offering to be $        , based on the public offering price of $        per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The Fund will invest the net proceeds of any offering in accordance with the Fund’s investment objective and policies, and may use a portion of such proceeds, depending on market conditions, for other general corporate purposes. The Investment Adviser anticipates that the investment of the proceeds will be made in accordance with the Fund’s investment objective and policies as appropriate investment opportunities are identified, which is expected to substantially be completed within three months. Pending such investment, the proceeds of the offering will be held in high quality short term debt securities and instruments.

The Fund may also use the net proceeds from the offering to call, redeem or repurchase shares of one or more of its Series C Preferred Shares. The Fund may redeem all or any part of the Series C Preferred Shares on March 26, 2021 or March 26, 2023. The Series C Preferred Shares pay quarterly distributions in March, June, September, and December of each year. The Series C Preferred Shares paid distributions at an annualized rate of 4.00% on the $50 per share liquidation preference for the quarterly dividend periods ended on or prior to March 26, 2019 (Year 1). On February 22, 2019, the Board announced a reset fixed dividend rate of 4.00% that will apply for the next eight quarterly dividend periods (Year 2 and Year 3). At least 30 days prior to the end of Year 3, the Board will publicly announce a reset fixed dividend rate that will apply for all remaining quarterly dividend periods prior to the mandatory redemption date of March 26, 2025 for the Series C Preferred Shares. The reset dividend rate will be neither less than an annualized rate of 4.00% nor greater than an annualized rate of 6.00%. See “Description of the Securities—Preferred Shares” in the Prospectus for a definition of “Year 1,” “Year 2” and “Year 3.”

CAPITALIZATION

[To be provided.]

ASSET COVERAGE RATIO

As provided in the 1940 Act and subject to certain exceptions, the Fund may issue debt and/or preferred shares with the condition that immediately after issuance the value of its total assets, less certain ordinary course liabilities, exceed 300% of the amount of the debt outstanding and exceed 200% of the sum of the amount of debt and preferred shares outstanding. The Fund’s preferred shares and notes, in aggregate, are expected to have an initial asset coverage on the date of issuance of approximately     %.

Q-3

SPECIAL CHARACTERISTICS AND RISKS OF THE SERIES                     PREFERRED

Reinvestment Risk. The Fund may at any time redeem shares of Series                      Preferred Shares to the extent necessary to meet regulatory asset coverage requirements. For example, if the value of the Fund’s investment portfolio declines, thereby reducing the asset coverage for the Series                      Preferred Shares, the Fund may be obligated under the terms of the Series                      Preferred Shares to redeem shares of the Series Preferred Shares. Investors may not be able to reinvest the proceeds of any redemption in an investment providing the same or a better rate than that of the Series                      Preferred Shares.

Distribution Risk. The Fund may not meet the asset coverage requirements or earn sufficient income from its investments to make distributions on the Series                      Preferred Shares.

Redemption Risk. The Series                      Preferred Shares are not a debt obligation of the Fund. The Series Preferred Shares are junior in respect of distributions and liquidation preference to any indebtedness incurred by the Fund. Although unlikely, precipitous declines in the value of the Fund’s assets could result in the Fund having insufficient assets to redeem all of the Series                  Preferred Shares for the full redemption price.

TAXATION

[To be provided.]

UNDERWRITING

[To be provided.]

LEGAL MATTERS

Certain legal matters will be passed on by Skadden, Arps, Slate, Meagher & Flom LLP, Boston, Massachusetts, counsel to the Fund in connection with the offering of the preferred shares.

Q-4

The GDL Fund

Preferred Shares

PROSPECTUS SUPPLEMENT

            , 2020